Mail Stop 3561

September 14, 2009

Jeffrey R. Hines
President and Chief Executive Officer
The York Water Company
130 East Market St. York, Pennsylvania 17401

> **Re:** **The York Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Filed May 8, 2009 and July 7, 2009**
> **File No. 001-34245**

Dear Mr. Hines:

We have reviewed your response letter dated September 9, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

General

1. Please confirm that you will provide disclosure in future filings, as appropriate, that is similar to each of your responses including, but not limited to your responses to comment 15 and comment 20.

Compensation of Directors and Executive Officers, page 10

Compensation Discussion and Analysis, page 10

General Philosophy, page 10

2. We note your response to comment 16 from our letter dated August 17, 2009. Please disclose in your future filings, if true, that you focus on goals that will add value to your customers so that the Pennsylvania Public Utility Commission will consider it a prudent expense and allow you to recover the incentive payments through water rates.

Cash Incentives, page 10

3. We note your response to comment 19 from our letter dated August 17, 2009. Please disclose your 2008 earnings per share target and your actual earnings per share for 2008. Please confirm that you will provide similar disclosure in future filings. Please also revise your disclosure to indicate, as you did in your response, that because the Company did not achieve the earning per share goal, the Compensation Committee reduced the incentive payout by the percentage of the shortfall or 2%. Please also explain whether, as a rule, you plan to reduce any payout by the percentage of any shortfall and explain why you determined to do so rather than issue no payout at all because the target was not met. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        Please contact Robert Errett, Staff Attorney, at 202-551-3225, or me at Mara Ransom, Legal Branch Chief, at 202-551-3764 with any questions.

                                                            Sincerely,

                                                            H. Christopher Owings
                                                            Assistant Director